Integrated finance company
LOPRO CORPORATION

04012568

File Number: 82-4664

December 9 , 2003

RECEIVED
FEB 02 2004
181

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ______________________
MASAKI OTI
HEAD OF CORPORATE PLANNING GROUP

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

LOPRO CORPORATION

Index

Translation for:

1. Announcement of Issuance of Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

2. Announcement of Determination of Terms and Conditions of Issuance of Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

3. Announcement of Final Determination of the Total Amount of Issuance of Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

4. Announcement of Application for Delisting of the Shares

5. Semi-Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated)

6. Outline of Non-Consolidated Interim Financial Statement for the Fiscal Year ended March 31, 2004

7. Interim Business Report for the 35th Fiscal Period, April 1, 2003 through September 30, 2003

8. Report on State of Purchase of Share Certificate of One's Own

(English Translation)

October 14, 2003

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Issuance of Zero Coupon Convertible Bonds due 2006
(bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

At the meeting of the Board of Directors held on October 14, 2003, the Company resolved to issue its Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*). The particulars are as follows:

1. Name of the bonds: Lopro Corporation Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs")

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

2.	Issue price of the Bonds	100% of the principal amount of the Bonds (Face value of each Bond: ¥5 million)
3.	Issue price of SARs	Zero
4.	Payment date and date of issuance	November 4, 2003
5.	Matters pertaining to the offering	
	(1) Offering method	An offering made outside Japan (excluding the United States) mainly in the European Market through underwriting of the aggregate principal amount of the Bonds, by Credit Suisse First Boston (Europe) Limited as the Manager. The Company has granted to the Manager the option to subscribe the Bonds with SARs, up to an additional ¥1.5 billion in principal amount of Bonds, upon notice to the Company on or before October 28, 2003 (Tokyo time).
	(2) Offer price of the Bonds with SARs	102.5% of the principal amount of the Bonds
6.	Matters pertaining to the SARs	
	(1) Shares to be issued upon exercise of SARs	The kind of shares to be issued upon exercise of SARs shall be shares of common stock of the Company, and the number of shares of common stock of the Company to be newly-issued by the Company as well as the existing shares to be transferred by the Company pursuant to such exercise of SARs will be the number that is the aggregate issue price of the Bonds subject to a demand for exercise divided by the conversion price set forth in (3) below; provided, however, that any fraction

of a share arising upon exercise will be disregarded and no cash adjustment therefor will be made. A cash adjustment will be made in respect of shares constituting less than one unit issued upon exercise of a SAR, in which case an application for purchase of shares constituting less than one unit will be deemed to have been made in accordance with the Commercial Code of Japan.

(2) Total number of SARs to be issued	1,500 and the number obtained by dividing the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the Manager mentioned in 5(1) above by ¥5 million, plus the aggregate principal amount of any replacement certificates of the Bonds with SARs that may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs, divided by ¥5 million.

(3) Payment to be made upon the exercise of SARs	(i) The amount to be paid upon the exercise of each SAR will be the same amount as the issue price of the Bond. (ii) The price per share (hereinafter the "Conversion Price") to be paid upon the exercise of each SAR will be determined by the Board of Directors at its meeting to be held hereafter. (iii) The Conversion Price will be adjusted in accordance with the following formula if after issuance of the Bonds with SARs the Company issues additional shares of its common stock or transfers issued shares at a price less than the then current market price of its shares of common stock. "Number of existing issued share" as used in the following formula shall mean the total number of issued shares of the common stock of the Company (excluding treasury shares held by the Company).

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of existing issued shares} + \dfrac{\text{Number of newly issued or transferred shares} \times \text{Issue or transfer price per share}}{\text{Market price per share}}}{\text{Number of existing issued shares} + \text{Number of newly issued or transferred shares}}$$

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

Furthermore, in the case of any stock split or consolidation of shares of the Company, or if the Company issues stock acquisition rights (including those attached to bonds with stock acquisition rights) entitling the owner to demand that the Company issue or transfer shares of its common stock at a price lower than the then current market price thereof, or upon the occurrence of any other specified reason, the Conversion Price will be adjusted in an appropriate manner.

(4) Rationale for determining the issue price of the SAR as zero and the amount to be paid upon exercise thereof	To be determined by the Board of Directors at its meeting to be held hereafter.
(5) Portion of the issue price of shares issuable upon exercise of a SAR not accounted for as stated capital	The portion of the issue price of share issuable upon exercise of a SAR not accounted for as stated capital shall be the price obtained by subtracting the amount to be accounted for as the stated capital from the Conversion Price deemed to be paid at the exercise of the SAR. Such amount to be accounted for as the stated capital shall be obtained by multiplying such Conversion Price by 0.5, and all amount less than ¥1 shall be rounded up.
(6) Period for exercise of SARs	The period for exercise of the SARs will be from November 17, 2003 to October 19, 2006 (at the place where the SAR is to be exercised), or if the relevant Bonds shall have been called for redemption at the option of the Company pursuant to 7(5)(i) below, then up

	to the redemption date, or if the relevant Bond shall become due to be redeemed at the option of the holder of the Bond pursuant to 7(5)(ii) below, then up to the time when the relevant notice of redemption is deposited at the specified office of the paying agent provided in the terms and conditions of the Bonds with SARs, or if such Bond shall have been cancelled pursuant to 7(4) below, then up to the time when such Bond is so cancelled, or if such Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable. In no event shall the SARs be exercised after October 19, 2006 (at the place where the SAR is to be exercised).
(7) Other terms and conditions for exercise of SARs	No SAR may be exercised in part only.
(8) Reasons and terms and conditions of cancellation of SARs	No cancellation event is to be stipulated.
(9) Treatment of exercises of SARs during a fiscal year	Annual or interim dividends (cash dividends pursuant to Article 293-5 of the Commercial Code of Japan) on the shares issued or transferred upon exercise of SARs will be made with respect to the full dividend accrual period (at present a six-month period ending on March 31 and September 30 in each year) during which the relevant effective date of such exercise falls, on the basis that such issue or transfer had been made at the beginning of such dividend accrual period.
(10) Substitute payment	Upon exercise of the SAR, the holder of the Bond exercising such SAR shall be deemed to have made a request to the Company that, in lieu of the full

redemption of the Bond with such SAR, the Company treat such exercise as the payment by the holder of the Bond of the full amount required to be paid upon exercise of the SAR, as set forth under items 7 and 8 of paragraph 1 of Article 341-3 of the Commercial Code of Japan.

7. Matters pertaining to the Bonds

(1) Aggregate principal amount	¥7.5 billion and the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the Manager mentioned in 5(1) above, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.
(2) Interest rate	The Bonds will bear no interest.
(3) Redemption of the Bonds at maturity	To be redeemed at par on November 6, 2006 (Redemption Date).
(4) Purchase and cancellation	The Company or any subsidiary of the Company may purchase Bonds in the open market or by other methods from time to time and may hold, resell or cancel such Bonds.

(5) Early redemption

(i) Early Redemption at the option of the Company

(a) Early redemption pursuant to the provision of 120 per cent. call option:

In the event the closing price of the shares of the Company's common stock in ordinary trading on the Osaka Securities Exchange Co., Ltd. for any 30 consecutive days on and after 4 November, 2005 (but excluding any day when there is no such closing price) exceeds the Conversion Price described in 6(3) above by 120% or more on each such trading day, the Company shall at its option be entitled to redeem all (but not in part) of the outstanding Bonds at their principal amount.

(b) Early redemption for taxation reasons:

The Company may, at its option, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds, redeem all, but not some only, of the Bonds then outstanding at their principal amount, if the Company satisfies the Trustee that it has or will become obliged to pay additional amounts as provided in the terms and conditions of the Bonds with SARs as a result of any change in, or amendment to, Japanese taxation system etc., and if such obligation cannot be avoided by the Company taking reasonable measures available to it; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts.

(c) Early redemption in the event the Company becomes a wholly-owned subsidiary of another corporation:

In the event of the Company becoming a wholly-owned subsidiary of another corporation by way of a share exchange (*kabushiki-kokan*) or a share transfer (*kabushiki-iten*) (hereinafter referred to as the "Share Exchange"), if it is legally possible and practicable, the Company will use its best endeavors to cause that corporation to execute a trust deed supplemental to the Trust Deed and to structure the transaction in a manner which ensures that the holder of the Bonds with SARs shall have the right to exercise such SAR and upon exercise to receive the shares (hereinafter referred to as "Parent Company Shares") receivable upon such *kabushiki-kokan* or *kabushiki-iten* by a holder of the Bonds with SARs in respect of which the SAR could be exercised immediately prior to such *kabushiki-kokan* or *kabushiki-iten*. If the acquisition of Parent Company Shares following the exercise of SARs is not then legally possible or practicable, the Company will use its best endeavors to cause that corporation to make an offer to holders of Bonds with SARs to exchange each such Bond with SARs for a bond with SARs issued by such corporation which allows the holder to acquire Parent Company Shares. If such proposal is not made or such proposal is not acceptable to all holders of Bonds with SARs, the Company may, at its option and prior to the date of effectiveness of said Share Exchange, redeem all (but not in part) of the outstanding Bonds at the redemption price at the percentage of the principal amount of the Bonds indicated below.

From November 4, 2003 to November 6, 2004	102%
From November 7, 2004 to November 6, 2005	101%
From November 7, 2005 to November 5, 2006	100%

(ii) Early redemption at the option of the holder of the Bonds with SARs

If the Company resolves at the general meeting of shareholders for any merger or consolidation of the Company with any other corporation in which the Company is not the continuing corporation, for any corporate split by a newly established corporation or succeeding corporation in the event of a corporate split, which will assume the obligations under the Bonds pursuant to the terms of such split or for the Company to become a wholly-owned subsidiary of another corporation by way of a share for share exchange (*"kabushiki-kokan"* or *"kabushiki-iten"*), the holder of the Bonds with SARs may, by submitting his/her certificates of the Bonds with SARs to the paying agent provided in the terms and conditions of the Bonds with SARs, require the Company until the earlier of 60th day following such resolution or the effective date of such transactions (hereinafter referred to as the "option end date") to redeem the Bonds at 100% of their principal amount on the 60th day following the option end date.

(6) Form of the certificates of the bonds

Certificates of the Bonds with SARs are to be issued in bearer form.

(7) Security or guaranty

None

(8) Principal special financial covenants

Negative pledge clause shall apply.

8. Listing

The Bonds with SARs will be listed on the London Stock Exchange.

(Reference)

1. Use of Capital

(1) Use of Newly Raised Capital

Proceeds are to be used to repay the Company's debts.

(2) Change of Use of Previously Raised Capital

Not applicable.

(3) Effects on Forecast Results

No change from previous forecasts of results.

2. Dividends to Shareholders, etc.

(1) Basic Policy Concerning Dividends

The fundamental thinking underlying the Company's policy concerning dividends is that one of the most important policies of management is to return profits to shareholders. While enhancing retained earnings to strengthen the Company's core business, the Company maintains an aggressive stance in distributing profits in line with growth in company results.

(2) Policy for Determining Dividends

Dividends are determined in line with the philosophy outlined above.

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

(3) Use of Retained Earnings

The Company will use retained earnings to strengthen its core business, invest effectively in the development of its operations, and with the objective of enhancing the efficiency of its investments such as by acquiring shares of its stock.

(4) Dividends for the Last Three Fiscal Periods

	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Current Net Income Per Share	-545.69 yen	-69.09 yen	-908.49 yen
Dividend per Share	10.00 yen	12. 50 yen	- yen
Actual Dividend Ratio	- %	- %	- %
Return on Shareholders' Equity	- %	- %	- %
Dividend to Shareholders' Equity Ratio	0.3%	0.6%	- %

Notes:

1. Return on shareholders' equity for each fiscal year is obtained from current net income of the applicable fiscal year divided by shareholders' equity (average of total capital as of the beginning of the applicable fiscal year and total capital as of the end of the applicable fiscal year).
2. Dividend to shareholders' equity ratio for each fiscal year is obtained from the aggregate amount of dividends for the applicable fiscal year divided by shareholders' equity (average of total capital as of the beginning of the applicable fiscal year and total capital as of the end of the applicable fiscal year).
3. Actual dividend ratio and return on shareholders' equity are not shown for years in which there was no profit.

3. Other

(1) Information concerning dilution due to issue of shares upon exercise of conversion rights

This has not been calculated as the conversion price has yet to be determined.

(2) Details of Equity Financing Conducted over the Last Three Years

(a) Equity Financings

Type of Issue	Convertible Euro yen Bonds due 2005	Capital Increase
Issue Amount	24.5 Billion Yen	5.48 Billion Yen
Issue Date	September 28, 2000	September 18, 2002
Conversion Price	888 Yen	-------------
Shares Issued	-------------	1,000,000 shares

(b) Share Price Movement for the Last Three Fiscal Years and Immediately Prior to Issue

	Year ending March 31, 2001	Year ending March 31, 2002	Year ending March 31, 2003	Year ending March 31, 2004
Opening Price	1,950 yen	1,046 yen	810 yen	255 yen
High	2,865 yen	1,759 yen	923 yen	691 yen
Low	480 yen	752 yen	246 yen	251 yen
Closing Price	1,010 yen	830 yen	255 yen	606 yen
Price-Earnings Ratio	--	--	--	--

Notes:

1. Price data for the year ending March 31, 2004 is as of September 30, 2003.
2. The price-earnings ratio is calculated using the closing price as of the end of the applicable fiscal year divided by the net income per share for the given period.
3. The price-earnings ratio is not listed for periods in which there was no net income.

(English Translation)

October 14, 2003

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Division·
Tel.: (075) 321-6161

Announcement of Determination of Terms and Conditions of Issuance of Zero Coupon Convertible Bonds due 2006
(bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

At the meeting of the Board of Directors held on October 14, 2003, the terms and conditions of the issuance of the Company's Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights or *shinkabu yoyakuken-tsuki shasai*, hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs"), which issuance had been resolved on the same date, were decided. The particulars are as follows:

1. The price to be paid upon the exercise of each SAR
   Conversion Price* ¥680 per share

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

(reference)

Share prices, etc. on the determination date (October 14, 2003)

Closing price on the Osaka Securities Exchange Co., Ltd.	¥653
Rate of increase over the closing price = {Conversion Price / share price (closing price) − 1} × 100	4.13%

2. Amount to be accounted for as stated capital — ¥340 per share

3. Rationale for determining the issue price of the SAR as zero and the amount to be paid upon exercise thereof

The issue price of the SAR has been determined as zero, taking into consideration that the SARs are incorporated in the Bonds with SARs and shall not be transferable separately from the Bonds, and that upon exercise of the SARs, it shall be deemed that substitute payment of the Bonds occurred and taking into consideration the nature of the market of the Bonds with SARs. Further, taking into consideration that the issue price of the Bonds shall be the principal amount of the Bonds, that the Bonds will not bear interest, and also taking into consideration the terms and conditions for the exercise of SARs and the market of the shares of common stock of the Company to be issued upon exercise of SARs, the amount to be paid upon exercise of each SAR has been determined as the amount equal to the issue price of the Bonds, and the initial Conversion Price will be 4.13% over the closing price of the shares of the Company's common stock in ordinary trading on the Osaka Securities Exchange Co., Ltd. on October 14, 2003.

* The price per share to be paid upon the exercise of each SAR shall be referred to as "Conversion Price".

(Reference) Outline of the Company's Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights or *shinkabu yoyakuken-tsuki shasai*) (announced on October 14, 2003):

(1) Aggregate principal amount	¥7.5 billion and the aggregate principal amount of additional Bonds in respect of the Bonds with SARs to be issued upon exercise of options by the Manager, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.
(2) Date of resolution of issuance	October 14, 2003
(3) Payment date and date of issuance	November 4, 2003
(4) Period for exercise of SARs	The period for exercise of the SARs will be from November 17, 2003 to October 19, 2006 (at the place where the SAR is to be exercised), or if the relevant Bonds shall have been called for redemption at the option of the Company, then up to the redemption date, or if the relevant Bond shall become due to be redeemed at the option of the holder of the Bond, then up to the time when the relevant notice of redemption is deposited at the specified office of the paying agent provided in the terms and conditions of the Bonds with SARs, or if such Bond shall have been

	cancelled, then up to the time when such Bond is so cancelled, or if such Bond shall become due and repayable, then up to the time when such Bond becomes so due and repayable. In no event shall the SARs be exercised after October 19, 2006 (at the place where the SAR is to be exercised).
(5) Redemption Date	November 6, 2006

File Number: 82-4664

(English Translation)

October 29, 2003

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Final Determination of the Total Amount of Issuance of Zero Coupon Convertible Bonds due 2006
(bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*)

The total amount of issuance of Zero Coupon Convertible Bonds due 2006 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (hereinafter referred to as the "Bonds with SARs", of which the bonds are hereinafter referred to as the "Bonds" and the stock acquisition rights are hereinafter referred to as the "SARs"), which issuance had been resolved at the meeting of the Board of Directors on October 14, 2003, has finally been determined. The particulars are as follows.

(1) Total number of SARs to be issued

The total number of SARs to be issued is 1,500, plus the aggregate principal amount of any replacement certificates of the Bonds with SARs that may be issued upon receipt of

Note: The purpose of this press release is to make a general public announcement of the offering of Lopro's bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the bonds. This press release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. If any offering of securities is made in the United States, it will be by means of an English prospectus to be prepared in accordance with the Securities Act. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs, divided by ¥5 million.

(2) Total amount of issuance

7.5 billion yen, plus the aggregate principal amount of the Bonds in respect of any replacement certificates of the Bonds with SARs which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed certificates of the Bonds with SARs.

(For Reference Only):

1. Date of resolution of issuance: October 14, 2003
2. Payment date and date of issuance: November 4, 2003
3. Redemption Date: November 6, 2006
4. The Company had granted to the Manager an option to subscribe the Bonds with SARs up to an additional ¥1.5 billion in principal amount of the Bonds; however, the Company received notification from the Manager on October 28, 2003 that the option would not be exercised, hence the total amount of issuance has finally been determined as described above.

File Number: 82-4664

(English Translation)

November 28, 2003

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Corporate Planning Division
Tel.: (075) 321-6161

Announcement of Application for Delisting of the Shares

We hereby announce that the Company has resolved at a meeting of the board of directors held on November 28, 2003, to apply to the Frankfurt Stock Exchange for delisting of the shares of common stock of the Company listed thereon. The particulars are as follows.

1. Reason for application for delisting

We have determined that the significance of our listing on the Frankfurt Stock Exchange has been lost, since in recent years the volume of trading thereon of the shares of common stock of the Company has been very low.

2. Listing on stock exchanges other than the Frankfurt Stock Exchange

The shares of common stock of the Company are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange.

3. Date of application for delisting

November 28, 2003 (Friday).

4. Outlook

We intend to continue the listing of the shares of common stock of the Company on the Tokyo Stock Exchange and the Osaka Securities Exchange.

(Summary English Translation)

Semi-Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated)

November 21, 2003

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and Head of Corporate Planning Division

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto

Tel.: (075) 321-6161

Board Meeting Date: November 21, 2003
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2003 through September 30, 2003)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Six months ended September 30, 2003	¥12,283 million (-29.1%)	¥1,793 million (99.1%)	¥1,437 million (235.0%)
Six months ended September 30, 2002	¥17,319 million (-28.7%)	¥900 million (-74.7%)	¥429 million (-85.2%)
Year ended March 31, 2003	¥32,108 million	¥3,438 million	¥2,762 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2003	¥1,568 million (–)	¥17.37	¥17.26
Six months ended September 30, 2002	-¥1,447 million (–)	-¥17.84	–
Year ended March 31, 2003	-¥67,666 million	-¥789.32	–

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2003: – million yen
   Six months ended September 30, 2002: – million yen
   Year ended March 31, 2003: – million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2003: 90,313,589 shares
   Six months ended September 30, 2002: 81,123,557 shares
   Year ended March 31, 2003: 85,727,789 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior interim period.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2003	¥266,083 million	¥92,393 million	34.7%	¥1,023.03
Six months ended September 30, 2002	¥326,804 million	¥156,347 million	47.8%	¥1,729.26
Year ended March 31, 2003	¥276,412 million	¥90,409 million	32.7%	¥1,001.07

(Note) Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2003: 90,313,537 shares
Six months ended September 30, 2002: 90,412,821 shares
Year ended March 31, 2003: 90,313,678 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Six months ended September 30, 2003	¥14,191 million	¥172 million	-¥19,302 million	¥37,576 million
Six months ended September 30, 2002	¥5,495 million	¥21 million	-¥4,266 million	¥36,324 million
Year ended March 31, 2003	¥17,693 million	-¥919 million	-¥9,332 million	¥42,515 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 1

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: –

(5) Object of consolidation and application of equity method:

Consolidated	(New): –	(Exception): –
Equity Method	(New): –	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Operating Income	Ordinary Profit	Net Income
Annual	¥24,000 million	¥2,500 million	¥2,500 million

(Reference)
Estimated net income per share (annual): 27.68 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement for the Fiscal Year ended March 31, 2004

November 21, 2003

LOPRO CORPORATION
Code Number: 8577
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and Head of Corporate Planning Division
Board Meeting Date: November 21, 2003
Commencement Date of
Interim Dividends Payment: –

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Location of Head Office: Kyoto
Tel.: (075) 321-6161
Interim Dividends: applicable
Unit Share System:
applicable (1 unit: 100 shares)

1. Business Results (April 1, 2003 through September 30, 2003)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Six months ended September 30, 2003	¥8,790 million (-28.9%)	¥78 million (–)	¥31 million (–)
Six months ended September 30, 2002	¥12,370 million (-36.2%)	-¥687 million (–)	-¥1,138 million (–)
Year ended March 31, 2003	¥23,004 million	-¥1,188 million	-¥1,876 million

	Net Income	Net Income per Share
Six months ended September 30, 2003	¥1,573 million (–)	¥17.42
Six months ended September 30, 2002	-¥2,095 million (–)	-¥25.83
Year ended March 31, 2003	-¥77,883 million	-¥908.49

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2003: 90,313,589 shares
   Six months ended September 30, 2002: 81,123,557 shares
   Year ended March 31, 2003: 85,727,789 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior interim period.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2003	¥0.00	–
Six months ended September 30, 2002	¥0.00	–
Year ended March 31, 2003	–	¥0.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2003	¥285,126 million	¥93,903 million	32.9%	¥1,039.75
Six months ended September 30, 2002	¥351,731 million	¥167,420 million	47.6%	¥1,851.74
Year ended March 31, 2003	¥293,523 million	¥91,915 million	31.3%	¥1,017.74

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2003: 90,313,537 shares
   Six months ended September 30, 2002: 90,412,821 shares
   Year ended March 31, 2003: 90,313,678 shares
2. *Total number of own shares as of the end of each period:*
   Six months ended September 30, 2003: 1,424,953 shares
   Six months ended September 30, 2002: 1,325,669 shares
   Year ended March 31, 2003: 1,424,812 shares

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share	
				Annual	
Annual	¥18,000 million	¥1,500 million	¥2,500 million	¥3.00	¥3.00

(Reference)
Estimated net income per share (annual): 27.68 yen

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

(Summary English Translation)

Interim Business Report for the 35th Fiscal Period

April 1, 2003 through September 30, 2003

LOPRO CORPORATION

To Our Shareholders

Compliments of Ryuichi Matsuda, the President and Director of the Company, are mentioned.

Review of Operation

Outline of the Company's business developments and results for the six months ended September 30, 2003 are mentioned.

Matters to be dealt with

Matters to be dealt with by the Company are mentioned.

Compliance System

Outline of the Company's compliance system and the structure of the Compliance Committee are mentioned.

Interim Financial Statements

Consolidated balance sheets as of September 30, 2002, September 30, 2003 and March 31, 2003, and consolidated statements of income for the six month periods ended September 30, 2002 and September 30, 2003 and for the year ended March 31, 2003, and consolidated statements of cash flows for the six month periods ended September 30, 2002 and September 30, 2003 and for the year ended March 31, 2003, of the Company, and non-consolidated balance sheets as of September 30, 2002, September 30, 2003 and March 31, 2003, and non-consolidated statements of income for the six month periods ended September 30, 2002

and September 30, 2003 and for the year ended March 31, 2003, of the Company, are mentioned.

Directors and Auditors (as of September 30, 2003)

Names of 5 directors (including 1 representative director) and 4 auditors are mentioned.

Information Concerning Shares (as of September 30, 2003)

(i) Total number of shares authorized to be issued: 188,039,100 shares

(ii) Total number of outstanding shares: 91,738,490 shares

(iii) Total number of shareholders: 29,944 persons

(iv) Names of principal shareholders, etc. are mentioned.

(v) Acquisition and disposal, etc. and holding of treasury shares

1. Shares acquired
   Shares acquired through purchase of shares less than one unit:
   Common stock: 141 shares
   Aggregate amount of acquisition price of shares: ¥44,346
2. Shares held as at September 30, 2003
   Common stock: 1,424,953 shares
3. There were no shares that were disposed or shares that completed procedures for expiration during the six month period ended September 30, 2003.

Outline of the Company

Date of Incorporation: March 17, 1970

Capital: 52,626,979,162 yen

Nature of Business:
(1) Discounting of commercial bills
(2) Loans evidenced by promissory notes to corporations
(3) Leasing real estate

Head Office: 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto

Total Number of Branches: 70
Total Number of Employees: 1,109

Memorandum

End of Fiscal Year: March 31 (each year)
General Shareholders' Meeting: Late June (each year)
Date on which Shareholders to Receive Dividends is Fixed: March 31
In case of payment of Interim Dividends, the date fixed is September 30

Transfer Agent:	The Mitsubishi Trust and Banking Corporation 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212
Office of Transfer Agent:	The Mitsubishi Trust and Banking Corporation Stock Transfer Agency Division 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212
(Where to Make Contact):	The Mitsubishi Trust and Banking Corporation Stock Transfer Agency Division 7-7, Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508 Tel.: 0120-707-696 (toll free)
Where to Trust Transfer:	All Branches of The Mitsubishi Trust and Banking Corporation in Japan

Newspaper in which Public Notices are Published: *Nihon Keizai Shimbun*
Number of Shares per Unit: 100 shares (Code No.: 8577)

Notice

Commencement of "System of Invalidation of Share Certificate" due to the amendment of Commercial Code on April 1, 2003 is mentioned. Transfer Agent's phone number for request for forms necessary is included.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on December 8, 2003.